SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER
(AMENDMENT NO. 4)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0)1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
WITH COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☑ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$427,428,772	$45,735

*For purposes of calculating the filing fee pursuant to Rule 0-11 (d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,200, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 15 May 2006, of £1 = $1.8836, which yields $427,428,772, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document (as defined below).
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $45,735
FORM OR REGISTRATION NO.: Schedule TO / 13E-3
FILING PARTY: AstraZeneca PLC/AstraZeneca UK Limited
DATE FILED: 23 May 2006

This Amendment No. 4 (the “Amendment”) amends the Schedule 13E-3 initially filed by Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales, with the Securities and Exchange Commission on 23 May 2006, as amended by Amendment No. 1 filed on 25 May 2006, Amendment No. 2 filed on 20 June 2006, and Amendment No. 3 filed on 22 June 2006, relating to a tender offer by AstraZeneca PLC and AstraZeneca UK Limited.
ITEM 16. EXHIBITS
Please see the attached Exhibit Index.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
By: /s/ JOHN ASTON
Name: John Aston
Title: Chief Financial Officer
Date: 29 June 2006

EXHIBIT INDEX

99.(a) (1)]	Offer Document dated 23 May 2006, as amended and restated

99.(a) (2)#	Letter of Transmittal

99.(a) (3)#	Notice of Guaranteed Delivery

99.(a) (4)#	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (5)#	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (6)#	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.(a) (7)#	Summary Advertisement in The Wall Street Journal, dated 23 May 2006

99.(a) (8)#	Form of Acceptance, Authority and Election

99.(a) (9)=	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated 22 June 2006

99.(a) (10)=	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated 22 June 2006

99.(a) (11)@	Press release by Cambridge Antibody Technology Group plc announcing the appointment of directors to the CAT board, dated 23 June 2006

99.(c) (1)[	Opinion of Morgan Stanley & Co. International Limited to the board of directors of Cambridge Antibody Technology, dated 14 May 2006

99.(c) (2)[	Discussion materials prepared by Morgan Stanley for review with the directors of Cambridge Antibody Technology Group plc on 14 May 2006

99.(d) (1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (2)*	Irrevocable Undertaking between John Robert Brown Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (3)*	Irrevocable Undertaking between Peter Alan Chambrè and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (10)ˆ	Collaboration and Licence Agreement, dated 21 November 2004, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (11)*	Break Fee Agreement, dated 14 May 2006, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (12)*	Cooperation Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (13)*	Exclusivity Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZenenca UK Limited

99.(d) (14)+	Subscription Agreement, dated 21 November 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (15)~	Cambridge Antibody Technology Group plc Executive Incentive Plan

99.(d) (16)>	Form of service agreements with John Aston and Diane Mellett

99.(d) (17)/	Service agreement with Peter Chambré dated 22 February 2002

99.(d) (18)[	Subscription agreement between Cambridge Antibody Technology Group plc and Genecor International, Inc.

99.(f) (1)#	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

# Incorporated by reference to the Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 23 May 2006.
+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated 27 December 2004.
ˆ Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 16 December 2004.
* Incorporated by reference to Amendment No 1 to the Schedule 13D filed by AstraZeneca PLC dated 15 May 2006.

~ Incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
> Incorporated by reference from Exhibit 4.18 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
/ Incorporated by reference from Exhibit 4.19 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
] Incorporated by reference to the Amendment No. 5 to Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 15 June 2006.
[ Previously filed with the SEC together with the Schedule 13E-3 filed by CAT on 23 May 2006.
= Incorporated by reference to the Amendment No. 8 to Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 22 June 2006.
@ Incorporated by reference to the Form 6-K filed by Cambridge Antibody Technology Group plc on 23 June 2006.